Email:  sfeldman@olshanlaw.com

Direct Dial:  212.451.2234

March 20, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Jay Ingram, Esq., Legal Branch Chief
Office of Manufacturing and Construction

Re:	Legacy Housing Corporation
Draft Registration Statement on Form S-1
Originally Submitted February 2, 2018
CIK No. 0001436208

Ladies and Gentlemen:

On behalf of Legacy Housing Corporation, a Delaware corporation (the “Company”), we hereby submit through EDGAR for confidential non-public review under Section 6(e) of the Securities Act of 1933, one complete copy of Confidential Draft Submission No. 2 of the Company’s Registration Statement on Form S-1 (the “Draft Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Draft Registration Statement reflects the addition of B. Riley FBR as the Company’s managing underwriter of the offering and responds to the comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated March 1, 2018 with respect to the Company’s original Draft Registration Statement on Form S-1 (CIK No. 0001436208) submitted confidentially to the Division of Corporation Finance by the Company on February 2, 2018, as discussed below.  The Draft Registration Statement does not yet include the Company’s audited financial statements for the year ended December 31, 2017 and omits certain operating data as of December 31, 2017.

Courtesy copies of this letter and the Draft Registration Statement (as marked to reflect changes), together with all exhibits, are being provided directly to the staff for its convenience (attention: Edward M. Kelly, Esq., Senior Counsel) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto.  All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Draft Registration Statement.

General

1.                                      Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. There have not been, nor does the Company expect there to be, research reports about the Company published or distributed by any broker or dealer that is participating, or is expected to participate, in the offering in reliance upon Section 2(a)(3) of the Securities Act.

2.                                      Please disclose the lead underwriter in the next amendment.

Response: As indicated above, B. Riley FBR will be the managing underwriter of the offering, as noted on the cover page of the prospectus. Oak Ridge Financial is a co-underwriter.

Our Company, page 1

3.                                      You state that in 2016 there were 63,799 households in the U.S. with annual household incomes of less than $60,000 representing a majority of all U.S. households. 63,799 households do not appear to represent a majority of all U.S. households. Please advise or revise.

Response: According to the Current Population Survey, 2017 Annual Social and Economic Supplement (the “Survey”) from the U.S. Census Bureau, there were a total of 126,224,000 U.S. households in 2016. The correct number of U.S. households in 2016 with annual household incomes of less than $60,000 was 63,799,000, according to the Survey, which represents a majority of all U.S. households. This number was been revised throughout the Draft Registration Statement accordingly. See pages 1 and 46.

Summary Consolidated Financial Data, page 11

4.                                      Please remove the label “unaudited” from the header in the pro forma information table as the label may give an investor the impression that the consolidated statements of operations data and consolidated balance sheet data included in this section have been audited.

Response: As requested by the staff, the label “unaudited” has been removed from the header in the pro forma information table on page 12.

Risk Factors, page 13

5.                                      Advise what consideration you have given to risk factor discussion of the 2017 Tax Cuts and Jobs Act on your industry and your company.

Response: In response to this comment, the Company has added a risk factor with regard to the impact of the Tax Cuts and Jobs Act on the Company. See “There have been substantial changes to the Internal Revenue Code, some of which could have an adverse effect on our retail customers and, in turn, on our business” on page 21.

Our operations are concentrated in the southern United States..., page 14

6.                                      Disclosure indicates that 81% of your loan contracts are located in Texas as of December 31, 2016. Disclose your rates of delinquencies, default, and foreclosure losses in Texas during the periods presented in the financial statements.

Response: In response to this comment, disclosure has been added on page 16 to state the rate of delinquencies, default and foreclosure losses in Texas in 2017 and 2016, as compared with such rate in other states during those years, measured in units and dollar amount.

Our involvement in vertically integrated lines of businesses.. .exposes us to certain risks, page 16

7.                                      You indicate that you offer manufactured home chattel loans to purchasers of your homes sold by independent retailers and that you may repossess or foreclose on the secured property if customers do not repay their loans. Disclose the number and the dollar amount of your repossessions and foreclosures during the periods presented in the financial statements.

Response: As requested by the staff, disclosure has been added on page 18 to indicate the number of homes and dollar amount of the Company’s repossessions and foreclosures during 2017 and 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

8.                                      Please revise to provide a table of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Response: In accordance with Item 303(a)(5) of Regulation S-K, the table of contractual obligations has been added on page 43.

Overview, page 33

9.                                      You state that you currently have the largest backlog of orders in your 12 year history. Please quantify the backlog both in dollar and units believed to be firm as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion not reasonably expected to be filled within the current year, and seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response:  As requested by the staff, the Company has quantified its backlog of orders measured both in units and dollars. The Company has also added disclosure that its retailers may cancel orders prior to production without penalty. After production of a particular home has commenced, the order becomes non-cancelable and the retailer is obligated to take delivery of the home. Accordingly, until production of a particular home has commenced, the Company does not consider its order backlog to be firm orders. The Company expects to fill 2017 order backlog during 2018. This information has been added under “Business — Our Products; Backlog” on page 53.

Critical Accounting Policies and Estimates, page 38

10.                               Please revise to provide a robust discussion of your critical accounting policies and estimates that require significant management judgement. It appears to us that at a minimum you should discuss your portfolio loans receivables, notes receivable, allowance for loan losses, and inventories. Please note that the disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.

Response: In response to this comment, the Company has prepared a full subsection describing its Critical Accounting Policies and Estimates, beginning on page 38. This subsection includes a non-duplicative explanation of, among other policies, the Company’s Portfolio Loans Receivables, Allowance for Loan Losses, Notes Receivable from Mobile Home Parks and Inventories.

Our Company, page 41

11.                               You indicate that you market your homes through a network of independent retail distributors, company-owned retail locations, and direct sales to owners of manufactured home communities. Disclose the amount of your revenues attributed to each of the independent retail distributors, company-owned retail locations, and direct sales to owners of manufactured home communities during the periods presented in the financial statements.

Response: As requested by the staff, disclosure has been added to page 54 to disclose the amount of the Company’s revenues attributable to each of its distribution channels, namely independent retail distributors, company-owned retail locations and direct sales to owners of manufactured home communities, during 2017 and 2016. See also page 5.

Manufacturing in Close Proximity to Customers in Key Markets, page 43

12.                               Disclosure that you have additional manufacturing capacity to support future growth appears inconsistent with disclosure in the third bullet point on page 34 that your two Texas manufacturing facilities are operating at or near capacity and your Georgia manufacturing facility is operating with limited excess capacity. Please reconcile the disclosures.

Response: As noted by the staff, the second bullet point under “Our Competitive Advantages” entitled “Manufacturing Facilities Strategically Located Near Customers in Key Markets,” on pages 6 and 49, has been revised to remove the sentence referenced above.  The third bullet under “Factors Affecting Our Performance” on page 37 has been revised to avoid inconsistency to state that, “[c]urrently, our two Texas manufacturing facilities are operating with little to no ability to increase the volume of homes produced at each respective plant. Our Georgia manufacturing facility is operating with some additional room for expansion of the number of homes that can be manufactured, and we intend to increase productivity at the Georgia facility over time, particularly in response to orders increasingly being generated from new markets in Florida and the Carolinas.”

Raw Materials and Suppliers, page 46

13.                               Disclose the names of your principal suppliers. See Item 101(h)(4)((v) of Regulation S-K. If you have any material supply agreements, advise what consideration you have given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: In response to the staff’s comment, the Company has clarified on page 53 that it has never experienced any material difficulty in obtaining key materials in adequate quantity or quality and relies on a range of suppliers in the United States, Canada and China. The Company has respectfully opted not to file with the Draft Registration Statement any supply agreements because such agreements were made in the ordinary course of its business. See Item 601(b)(10)(i)-(ii) of Regulation S-K.

The Company maintains agreements with multiple suppliers for all key materials used in its business including wood, wood products, steel and aluminum. Accordingly, the Company’s business does not substantially depend on any particular supplier or supply agreement for the provision of key materials. The Company has also deemed it unnecessary to file any supply agreements because such supply agreements are essentially short-term pricing sheets that do not obligate the Company to purchase any specific minimum or maximum amount of material, and do not commit its suppliers to furnish or guarantee any specific minimum or maximum amount of material. Consequently, the inclusion of such agreements would be immaterial in significance and not probative at all regarding its supply chain and material sourcing.

Third-Party Inventory Financing, page 49

14.                               We note from your disclosure that you have repurchase agreements with the financial institutions that provide wholesale floor plan financing to your independent retailers. We note also your disclosure that you currently have no repurchase obligations. Please disclose the maximum amount of contingent obligations under the agreements without reduction of resale value of the homes as of the most recent balance sheet date. Please also consider discussing your potential repurchase obligations under risk factors.

Response: As requested by the staff, under “Floor Plan Financing” on pages 55 and 56, disclosure has been added to indicate the maximum amount of contingent obligations under its repurchase agreements (without reduction for the resale value of the homes) as of December 31, 2017. A risk factor, “We have contingent repurchase obligations related to wholesale financing provided to industry retailers,” has been added on page 18.

Facilities, page 53

15.                               Disclose the duration of the lease for your facility in Eatonton, Georgia, and advise what consideration you have given to filing the lease agreement and also the payment in lieu of taxes agreement as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: As requested by the staff, “Facilities” on page 61 has been revised to add the lease expiration date (and renewal options) for the Company’s Georgia plant. In addition, the Company is filing herewith the Eatonton, Georgia Lease Agreement and Bond Purchase Loan Agreement with Putnam Development Authority as exhibits 10.11 and 10.12 to the Draft Registration Statement, respectively.

Financial Statements

General

16.                               Please revise the notes to your financial statements to include the disclosures required by ASC 280-10-50, as applicable. Should you determine that you have a single reportable segment, disclose that fact and the basis for your conclusion, including a discussion of whether your different revenue streams represent separate operating segments. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in ASC 280-10-50-21.

Response: The Company considered the guidance in ASC 280-10-50 in determining that it has a single reportable segment. Based on its analysis of  ASC 280-10-50, the Company believes that additional segmentation of the various components of its business is unnecessary because the Company’s management views and analyzes the Company as one operating segment focused on a singular product — the manufacturing and associated sale of factory-built homes. To ensure adequate transparency into the Company’s operations, in the next filing the Company will be disclosing the specific financial information for the revenue streams that comprise the Company’s operations related to manufactured homes in compliance with Rule 5-03 of Regulation S-X.

In reaching this conclusion, the Company analyzed ASC 280-10-50, how other public companies in its industry have reported their business activities, examined how management viewed the business, and looked at how information regarding the components of the business were reported to management. The Company determined, as discussed below, that segmentation was not required, but that it needed to report on its income statement information on the different revenue streams for the Company, mainly manufacturing, retail and other income. The manufacturing component includes wholesale operations, transportation, and consignment fee revenue. Retail would include reporting on company-owned stores and those sales in which the Company is participating as a principal, including under its consignment joint ventures with dealers. In addition, the Company is separately disclosing other income, and within that category separately reporting interest income and expenses for commercial and consumer loans. In reaching this conclusion, the Company considered the following facts and circumstances in the context of the criteria in ASC 280-10-50:

•                  Information is reported to the chief operating decision maker, or CODM, Curtis D. Hodgson (the Company’s Co-Chief Executive Officer), on an entity-wide basis because the product is the same across all levels of the business and is marketed to the same type of ultimate end user for the product. Data collected and compiled is not divided into different operating segments and financial information is not typically segregated such that discrete information for a particular aspect of the business is reviewed by the CODM, but rather information on the overall operations are reported and reviewed. The CODM is focused on the COGS attributable to the manufacturing and production of the product, as well as sales of the product, the expenses associated with the selling of the product, and the revenue generated from those sales. See ASC 280-10-50-1 and 2801-10-50-5.

•                  The CODM’s analysis is focused on these factors regardless of the distribution channel, whether or not a particular sale is financed, and regardless of the geographic location of the sale or the manufacture of the home. The persons reporting to the CODM report on specific information needed to be analyzed by the CODM on a company-wide basis, including product inventory, sales, expenses, margins, reserves, and services, and such information is not routinely reviewed or analyzed for a particular segment of the business.

•                  The Company is organized by and reports information on an entity-wide basis. For example, all financial information on all sales, including to end users, through independent or company-owned retail stores, to parks, or for commercial uses (such as housing or workforce solution for oil and gas companies) are compiled by Jeffrey V. Burt, the Chief Financial Officer, and reported to the CODM on an entity-wide basis such that the CODM reviews operating activities, financial results, and forecasts for the entire business focused on the manufacturing and sale of homes. See ASC 280-10-50-7 and 8. Likewise, the Company is organized so that the departments are organized on a broad company-wide basis, and not by any particular segment or method of revenue generation. For example, accounting, sales, service, engineering, transportation, finance, purchasing, human resources, and legal are all organized by a single business activity — the production and sale of manufactured homes and other structures. The persons within these departments do not singularly focus on a single distribution channel or type of sale. By way of example, those persons involved in the sale of the product are also the same people who would discuss financing options for a product. The operating results are also collected at a top-level basis and reviewed by the CODM to determine the profitability of the manufacturing and sale of factory-built homes at an entity-wide level, and not by any particular segment, division, or aspect of the Company. Consequently, the Company believes the factors provided under ASC 280 point to a single operating segment. See ASC 280-10-50-6.

•                  The Company also looked for guidance from other public companies within its industry. The Company found Cavco Industries, Inc. (Nasdaq: CVCO), pre-2012, to be the most analogous to the Company and found reviewing the pre-2012 disclosures of Cavco to be instructive. In this relevant time period, Cavco did not engage in segmentation, although it sold its manufactured homes through various distributions channels, including independent retailers, company-owned retail sales centers, planned communities and recreational home parks, and participated in floor plan financing and inventory financing. While in 2010 Cavco was considerably larger than the Company is currently since it operated 10 manufacturing facilities in five geographic regions (the Company has three facilities in two geographic regions), and Cavco used 919 independent retailers in 36 states (the Company has 132 independent retailers in thirteen states), Cavco did not have more than one reportable business segment because the overarching focus and review by management was at an company-wide level and focused only on factory-built housing, similarly to how the Company is organized. See Cavco 2011 10-K. For the sake of completeness, Cavco did begin reporting more than one business segment after its acquisition of Palm Harbor Homes Inc., effective April 23, 2011. This was due to the fact that the Palm Harbor transaction included the acquisition of two subsidiaries, CountryPlace Mortgage and Standard Casualty Co. and Standard Insurance Agency, stand-alone financing and homeowner property and casualty insurance companies, respectively. The Company does not offer insurance. Unlike CountryPlace, the Company does not have a stand-alone financing company with separate offices, business activities, and financial reporting. Likewise, the Company’s financing aspects of its business is solely provided on Company-owned products in order to drive additional sales of its products. Conversely, CountryPlace offers financing options for both Cavco-owned products and third-party products (including site-built homes), and is an approved Federal National Mortgage Association (“FNMA” or “Fannie Mae”) and Federal Home Loan Mortgage Corporation (“FHLMC” or “Freddie Mac”) seller/servicer, and a Government National Mortgage Association (“GNMA” or “Ginnie Mae”) mortgage-backed securities issuer. None of the aforementioned financing options are offered by the Company.

•                  The Company did consider potential segmentation based on either a wholesale and retail segmentation or a geographic segmentation (Texas would be one segment, and the other states would be the other segment under this analysis), but the Company ultimately determined that neither of these approaches were appropriate. See ASC 280-10-50-1, 280-10-50-5, and 280-10-50-38. As discussed above, neither of these approaches would reflect how the Company is organized and operates, nor how information is collected and reviewed on operations and finances. For example, the Company, whether it is sales, service, accounting, transportation, engineering, or production, is focused on the sale of the same product — manufactured homes and other structures — regardless of the distribution channel or location of manufacturing or point of sale. Additionally, in light of the comparison to Cavco pre-Palm Harbor acquisition, such segmentation did not appear appropriate or consistent with how the industry had reported in similar situations. Likewise, geographic segmentation is not how the CODM reviews or analyzes the Company’s operations.  Further, the Company looked at its industry peers. Currently, Cavco has 20 facilities across the country, from Florida to California, yet it does not segment by geographic region. See Cavco’s 2017 Form 10-K. Another industry peer, Skyline Corporation (NYSE: SKY), currently operates eight manufacturing facilities and three corporate facilities in eight different states (California, Florida, Indiana, Kansas, Ohio, Oregon, Wisconsin, and Pennsylvania), and Skyline also does not segment based on geography. See Skyline’s 2017 Form 10-K. The Company only has three facilities, two in Texas and one in

Georgia. Considering these comparisons, and most importantly the fact that the Company is not organized by and management does not view the operations based on geography, the Company determined that creating additional segments based on geography was inappropriate.

Recognizing the need for transparency into the Company’s operations, the Company will be reporting on its income statement the income for the manufacturing and retail components of the business, along with other income, which will include interest revenue and expense for commercial and consumer loans.  See ASC 280-10-50-23 and Rule 5-03 of Regulation S-X. The Company believes this is the most accurate representation of how the Company operates while still providing the necessary disclosures regarding the business activities and operations of the Company.

Auditor Report, page F-2

17.                               We note that the audit report refers to the financial statements as of and for the years ended December 31, 2016 and 2015. However, you only included the 2016 financial statements. Please ensure that the audit report refers to the periods presented once the financial statements are updated with the 2017 data.

Response: As noted by the staff, once the financial statements and related notes are updated with 2016 and 2017 data, we will include a revised audit report from the Company’s independent registered public accounting firm in the Draft Registration Statement.

Consolidated Statement of Operations, page F-4

18.                               We note from your disclosure on page F-12 that your net revenues primarily consist of product revenue related to the manufactured homes and financial service revenue from financing transactions. Please separately state your product and service revenues and cost of sales on the face of the income statement in accordance with Rule 5-03 of Regulation S-X, or explain why you believe that you are not required to do so.

Response: In compliance with Rule 5-03 of Regulation S-X, the face of the Company’s income statement will be revised to separately state the Company’s Net Sales from Manufacturing (which includes transportation and consignment fee revenue) and Retail (which includes Company stores and those sales in which it is the principal), and Other Income from Commercial Loans, Interest and Fees.

19.                               Please revise your consolidated statements of operations to present interest income net of provision for loan losses. Refer to Article 9 of Regulation S-X and SAB Topic 11K. Alternatively, please tell us how you determined that your presentation is appropriate, and tell us the authoritative accounting literature you relied upon.

Response: In accordance with Article 9 of Regulation S-X and SAB Topic 11K, the Company’s consolidated statements of operations will present interest income net of provision for loan losses.

Note 2 — Summary of Significant Accounting Policies, page F-8

Allowance for Loan Losses, page F-8

20.                               You state that you will charge off a loan once it is determined to be uncollectible. Please disclose how you determine when a loan is deemed uncollectible. Specifically discuss the triggering events or other facts and circumstances that cause you to charge off a loan. Refer to ASC 310-10-50-11B.

Response: As requested by the staff, the Company will update its disclosure with respect to how it determines when a loan is deemed uncollectible. The Company’s policy is to deem a loan uncollectible when either principal or interest is past due and remains unpaid for 90 days or more or when there is a clear indication that the borrower has the inability or unwillingness to meet payments as they become due. Charge-offs occur when it becomes probable that outstanding amounts will not be recovered. Management implemented this policy based on an analysis of historical data and performance of loans and the likelihood of recovery once principal or interest payments became delinquent and were aged 90 days or more. Payments received on loans deemed uncollectible are accounted for on a cash basis, first to interest and then to principal. The accrual of interest resumes when the past due principal or interest payments are brought within 90 days of being current.  This change will be reflected on page F-8 in the next filing.

Notes Receivable from Mobile Home Parks, page F-8

21.                               Your MHP notes appear to be significant to your earnings and liquidity. Please disclose your past due, non-accrual, and charge-off accounting policies related to MHP notes and quantify the related balances as of the end of each period presented. Further, please provide us with a breakout of MHP notes by aging category and an allowance roll-forward schedule. Please also explain to us your basis for your current recorded allowance.

Response: In response to the staff’s comment, while the MHP notes are material to the Company’s earnings, the Company does not believe the MHP Notes present a risk. This is due to several factors. First, in its history, the Company has never had any MHP note become past due or be deemed impaired. Second, the mobile home parks to which the loans are made are generally creditworthy with the financial wherewithal to pay off the MHP notes. Because of these factors, the Company is not taking any reserve related to the MHP notes since, in management’s judgment, there are minimal credit loss risks inherent in the MHP notes. In accordance with this policy, the Company is revising its financial statements for 2016 to reflect that no reserve was taken for the MHP notes. The Company will, on an annual basis, review the MHP receivables balance to assess whether there are any past due or nonperforming MHP notes or at-risk accounts and any corresponding delinquency amounts. The Company will then determine whether an allowance would need to be set that would take into account the collectability of the MHP notes, trends in historical data, economic conditions, specific impaired loans or any other risks inherent in the MHP notes. However, to the extent any MHP note is determined by management to be impaired because it is probable that the principal and interest payments will not be collected in accordance with the note terms, the loan would be deemed impaired and it would be placed on non-accrual status. Uncollectible interest previously accrued would be charged-off. Interest income on non-accrual notes would only be recognized to the extent cash payments are received.  These changes will be reflected on pages F-8 and F-9 in the next filing.

Inventory, page F-9

22.                               Please expand your disclosures to provide insight regarding your inventory impairment policies and assessment, including methods and assumptions used to determine fair market value. If you apply more than one method in estimating the market value of your inventory, please tell us how the results of your multiple methods are weighted to determine the applicable market value.

Response: The response to this comment is combined with the response to comment 23 below.

23.                               Please expand your accounting policy to address inventories on consignment, and disclose the amount of those inventories. We note your disclosure that you determined a reserve for slow moving inventory was not necessary for finished goods inventory due to dealers’ incentive to sell these units. Please advise us how you consider factors such as physical deterioration, obsolescence, and changes in price levels in valuating your slow moving and aged finished goods inventory. As part of your response, please tell us how long it normally takes for the dealers to sell the units and what happens to the units when the dealers are unable to sell them within an extended period of time.

Response: In response to this comment, the Company follows its revenue streams when determining impairment policies and assessments. For units purchased wholesale from the factories, the units cannot be released from the yards until they have been paid or we have a reasonable assurance they will be paid. Upon receipt of that assurance, the units are no longer in inventory. Units in the factory yard after 30 days are resold at wholesale invoice pricing or higher. With the rapid turnover of the plant wholesale finished goods yard inventory, there is no impairment necessary. For units purchased by the dealers and financed in consignment inventory, the dealer is creating an investment into that unit. The largest component of that investment is the freight cost to pick it up from the plant, which is borne by the dealer. The dealer continues the investment into the unit with monthly payments as a cost to carry the unit on the dealer lot.  Should the unit become aged, the dealer pays a significantly higher monthly fee to carry the consigned inventory, as well as required pay down of $1,000 per unit, per anniversary. That dealer equity has been sufficient to prevent any impairment on the consigned inventory and units have not been sold at less than the Company’s cost. These incentives prevent factors such as physical deterioration and obsolescence as they would decrease the dealers’ equity in the unit. The remaining revenue stream addresses units sold from Company-owned retail lots. The units are sold on those lots at retail prices which are well in excess of the wholesale invoice price and even further from the Company’s cost of that wholesale invoice. The Company has determined that a reserve for slow-moving inventory for Company-owned retail lots which follows the consigned inventory pay down requirements of $1,000 per unit, per anniversary and is adequate to address any impairment. The Company views price increases in new inventory as a value opportunity to sell the lower priced older inventory.

Consignment Inventory	2016
Aged less than 1 year	$24,080,561
More than 1 but less than 2	$4,996,299
More than 2 but less than 3	$1,445,360
More than 3 but less than 4	$345,585
More than 4 but less than 5	$—
More than 5 years	$22,181
$30,889,987

Heritage House Inventory	2016
Aged less than 1 year	$2,351,497
More than 1 but less than 2	588,636
More than 2 but less than 3	350,258
More than 3 but less than 4	—
More than 4 but less than 5	—
More than 5 years	—
$3,290,391

Total Year End Inventory	2016
Aged less than 1 year	$26,432,059
More than 1 but less than 2	5,584,935
More than 2 but less than 3	1,795,618
More than 3 but less than 4	345,585
More than 4 but less than 5	—
More than 5 years	22,181
$34,180,377

The foregoing information, as well as 2017 inventory figures, will be added to the notes to the financial statements in the next filing.

24.                               Please tell us what consideration was given to presenting slow moving inventory not expected to be sold within one year from the balance sheet date as non-current inventory on the face of the balance sheets.

Response: The Company has considered presenting slow-moving inventory not expected to be sold within one year on the balance sheet date as non-current inventory on the face of the balance sheets; however, the Company expects all finished goods inventory to be sold within 12 months and has incentives in place for those goods still in inventory after 12 months.  Accordingly, no changes are being made on the face of the balance sheets.

Dealer portfolio Positions, page F-10

25.                               Please disclose how and when you recognize the expense associated with compensating your dealers for assisting with collection efforts on the portfolio loans.

Response: In response to the staff’s comment, the Company recognizes the expense associated with compensating its dealers for assisting with collection efforts on the portfolio loans as follows. The Company and a participating dealer elect to sell a unit through a joint venture consignment arrangement. Contracts are executed by the Company and the dealer pursuant to this arrangement and the dealer, under terms dictated by the Company, attempts to find a customer to purchase and finance a unit. Once the executed contracts are received and accepted by the Company and the loan is placed into the portfolio of loan between the Company and that dealer, the Company issues a check to the dealer for expenses incurred, plus 80% of the profit for the particular transaction, less amounts already paid to the dealer (such as the down payment the customer pays) or any amounts dealer owes to the Company pursuant to the agreement. Under the consignment arrangement, the Company is entitled to recoup its contribution and its agreed-upon rate of return (typically around 10%). Once the Company recovers the amounts to which it is entitled, the Company and the dealer split the net profit amount 20/80 for the entire portfolio (i.e., the dealer receives 20% and the Company receives 80%).  The Company, however, has the right under the agreement with dealers to withhold any payments to the dealer for the dealer’s portfolio share if the dealer fails in any of its obligations, including assisting in collection efforts. The dealer is obligated to assist in collection efforts for the portfolio loans, including phone calls, door knocking, and repossessions. In short, if the dealer fails in any of its obligations, the dealer’s right to distributions on the portfolio terminates. The Company also has the right to set off dealer’s distributions by an amount equal to any amounts the dealer owes the Company. To the extent the Company issues any check to the dealer for expenses associated with collection efforts, that expense is recognized at the time of the payment.  This change will be reflected on F-10 in the next filing.

Revenue Recognition, page F-11

26.                               Please expand your accounting policy related to consignment sales, including the material terms of the consignment arrangements with your retailers and your consideration for presenting the consignment transactions on a gross or net basis. Tell us the accounting literature upon which you relied. Please also disclose the consignment sales amounts recorded for all the periods presented.

Response: In response to this comment, the Company has determined its consignment transactions should be presented on a gross revenue basis after analyzing the principal vs. agent considerations under accounting literature ASC 605 and 606.

Under ASC 605, the Company was determined to be principal in the consignment arrangement with the dealer because it controls the ordering and manufacturing process, design and shipping of the product, the material terms of any contract with the end user, maintains title to the unit all the way until title is transferred to the end user, and is ultimately responsible for customer acceptance and satisfaction. In short, the Company controls the nature of the product built, the quality and safety of the product, and approves all key terms to any contract with a customer. The Company’s name is highly visible on dealer lots, through signage, and in the marketing materials the Company provides for dealers to offer to customers. The dealer is only permitted to sell to a customer on the terms imposed by the Company, and it is the Company that confirms the customer’s acceptance with the contract terms. The contract between the customer and the dealer is on a form generated by the Company, and the contract is assigned to the Company contemporaneously with the execution of the contract.

In addition, the Company was determined to carry the majority of the inventory risk because the Company retains title to the inventory from inception until the title is ultimately transferred to the customer. The Company further maintains the majority of the inventory risk because dealers may return inventory to the Company at any time and cancel the consignment arrangement with the appropriate notice. In addition, the risk of loss while at the factory rests with the Company. The risk of loss during transit rests upon the transit company, which the majority of the time is the Company. The risk of loss of the inventory while on the dealer’s lot rests in part with both the dealer and with the Company, who is named as an additional insured on dealer’s insurance policy. However, the Company is still bearing the greatest risk of loss while the inventory is on the dealer’s lot. While dealers make contractual covenants that theoretically creates some risk for the dealer while the unit is on the Lot, the Company bears the actual financial risk. The Company advances all of the funds for the unit, the expenses of sale, and even advances to the dealer additional monies before the Company receives any money itself. Additionally, the Company also bears the primary risk after delivery to a customer as it is the Company who confirms the customer’s acceptance of the unit and the installation, and the Company who is typically responsible for warranty claims made by customers. The Company bears the majority of risk for the life cycle of the sale and virtually all of the actual financial risk, and this factor weighs heavily in favor of the Company being the principal.

The Company also controls the pricing, which weighs in favor of the Company being the principal under the consignment arrangement. The Company controls both the setting of the floor and ceiling for price, which is a very narrow gap of typically no more than plus or minus 4% to 5%, and even within that range the Company could unilaterally veto a sale.

The dealers also have limited options under the consignment arrangement with respect to suppliers and inventory options. For example, under the consignment agreement, the dealers have no discretion in supplier selection as they must purchase homes from the Company, although they can also purchase inventory from other manufacturers. Likewise, the Company solely and unilaterally determines the narrow universe of models available, floor plans provided, the characteristics of those models, and the pricing of those models. No customization beyond what the Company unilaterally agrees to provide is permitted. Thus, the Company determines the nature, type, and characteristics of the product or service.

As a final point under ASC 605, the Company maintains the credit risk upon the eventual sale of a home to a customer under the consignment arrangement. For example, if there is a severe economic crisis, regulatory interference, or a force majeure event, the risk of loss under the consignment arrangement is borne entirely by the Company. The Company makes the sole determination of credit-worthiness of the customer because it bears the credit risk. As with the other factors, dealers are risking nothing more than their potential share of the equity profits for the portfolio.

The Company also determined it was the principal in the consignment arrangement under ASC 606. As noted above, the Company controls the ordering and manufacturing process, design and shipping of the product, the material terms of any contract with the end user, maintains title to the home all the way until title is transferred to the end user, and is ultimately responsible for customer acceptance and satisfaction. The Company controls all of the key, material terms of any sale and has the majority of control of the product and associated services, and is thus the principal. This will be reflected on page F-12 in the next filing.

Note 3 — Portfolio Loans Receivable, page F-13

27.                               You disclose in the allowance for loan losses and net charge off activity table on page F-14 that the allowance for loan losses as of December 31, 2016 was $1.2 million. The amount appears to be inconsistent with the amount disclosed in the portfolio loans table on page F-13. Please advise or revise.

Response: As noted by the staff, the allowance for loan losses as of December 31, 2016 in the allowance for loan losses and net charge off activity table on page F-14 has been corrected and is now consistent with the amount disclosed in the portfolio loans table on page F-14.

Note 5 — Inventories, page F-15

28.                               Please tell us how recording an allowance for slow moving inventory is in compliance with SAB Topic 5.BB and ASC 330-10-35-14. Under that guidance, inventory should be recorded at cost and impairment charges establish a new costs basis for impaired inventory that cannot be marked up based on changes in underlying facts and circumstances. As such, reserve balances as of the period end should not be reflected in a separate account.

Response: The response to this comment is combined with the response to comment 23 above. The Company believes that it will be in compliance with SAB Topic 5.BB and ASC 330-10-35-14.

29.                               Your net inventory amount disclosed in the table on page F-15 does not appear to be consistent with the amount presented on the balance sheet on page F-3. Please advise or revise.

Response: As noted by the staff, the net inventory amount disclosed in the table on page F-15 has been corrected and is now consistent with the amount presented on the balance sheet on page F-3.

Note 8 — Accrued Liabilities, page F-16

30.                               Your warranty reserve as of December 31, 2016 presented in the table on page F-16 does not appear to be consistent with the balance presented on page F-10. Please advise or revise.

Response: As noted by the staff, the warranty reserve as of December 31, 2016 presented in the table on page F-16 has been corrected and is now consistent with the balance presented on page F-11.

Note 12 — Related Party Transactions, page F-19

31.                               Please revise this section to discuss also the $1,500,000 notes payable agreement that you entered into with a captive insurance company which you disclose to be a related party through common ownership. Please also name the related party.

Response: In response to the staff’s comment, a new paragraph discussing the February 2016 $1,500,000 note payable agreement involving a Co-Chief Executive Officer of the Company will be added under “Item 12 — Related Party Transactions” on page F-19, which will be the same as under Note 9 - Note Payable to Captive.

*       *       *

The Company expects that its 2017 audited financial statements will be completed by the end of March and provided in its next SEC filing, which the Company expects to be its initial publicly filed registration statement. The Company respectfully requests the staff’s review of the Draft Registration Statement to coincide with this timing in order to meet the Company’s ultimate goal of an early May 2018 initial public offering.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (212) 451-2234), or, as to accounting comments, to Jeffrey V. Burt, the Chief Financial Officer of the Company (tel.: (817) 632-3310).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:                                Edward M. Kelly, Esq.

Mr. Curtis D. Hodgson

Mr. Jeffrey V. Burt

Neal Suit, Esq.

Kenneth L. Betts, Esq.